575 Lexington Avenue, 14TH Floor, New York, NY 10022 P 877.940.8777 | F 303.648.5142 | NorthStarHealthcareREIT.com

October 24, 2024
VIA OVERNIGHT DELIVERY
Mr. Jeffery Lewis
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	NorthStar Healthcare Income, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Form 10-Q for the quarterly period ended September 30, 2023
File No. 000-55190

Dear Mr. Lewis:

This letter sets forth the response of NorthStar Healthcare Income, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated October 11, 2024, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on March 22, 2024, and quarterly on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Commission on November 13, 2023. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Form 10-K for the fiscal year ended December 31, 2023

Item 9A. Controls and Procedures
Internal Control over Financial Reporting, page 90

1.Comment: Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2023. Please ensure that your disclosure complies with Item 308(a) of Regulation S-K including disclosing the framework used by management.

Response: The Company notes the Staff’s comment and advises the Staff that the Company has filed a Form 10-K/A that added the following language in Item 9A:

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
i.pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
ii.provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
iii.provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management’s assessment of the effectiveness of our internal control system as of December 31, 2023 was based on the framework for effective internal control over financial reporting described in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, as of December 31, 2023, our system of internal control over financial reporting was effective at the reasonable assurance level.

Form 10-Q for the quarterly period ended September 30, 2023

Item 5. Other Information
Determination of Estimated Value Per Share, page 54

2.Comment: We note your disclosure of estimated value per share of $2.64 as of June 30, 2023. Please expand your disclosure to include the following:
•a comparative breakdown for any prior period value estimate;
•an explanation for the changes in your estimated net asset value (NAV);
•a list of historical NAV calculations; and
•the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Response: The Company notes the Staff’s comment and advises the Staff that the Company recently disclosed an updated estimated value per share of $2.96 as of June 30, 2024, as disclosed in a Current Report on Form 8-K filed with the Commission on October 17, 2024 (the “Form 8-K”). The Form 8-K expanded disclosure regarding the updated estimated value per share to include (i) a comparative breakdown for any prior period value estimate; (ii) an explanation for the changes in our estimated net asset value (“NAV”); (iii) a list of historical NAV calculations; and (iv) the relationship between the aggregate purchase price of our properties (as adjusted for related capital expenditures) and the value assigned to our properties. Future filings will include expanded disclosure requested by the Staff.

If you should have any further questions or need additional information concerning these responses, please contact the undersigned at (929) 232-3220.

Sincerely,

/s/ Nicholas R. Balzo
Nicholas R. Balzo
Chief Financial Officer and Treasurer
cc:	Lindsey Magaro, Alston & Bird LLP
Ann B. Harrington, NorthStar Healthcare Income, Inc.